02022092

ANG 3/29/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010101 (MM/DD/YY) AND ENDING 123101 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. Investments Inc dba Stark, Salter & Smith

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30141 Agoura Road, Ste 220
(No. and Street)

Agoura, CA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Stark, Jr. (818)735-9868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Gourley & Co.
(Name — if individual, state last, first, middle name)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen T. Stark, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHARLES E. FOWLER JR.
COMM. #1336112
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 20, 2006

Notary Public

Signature

Chief Financial Officer

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26TH DAY OF FEBRUARY, 2002
BY SFO

NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Gourley & Co.
Arcadia, CA

February 22, 2002

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1&4)	$	207,740
Prepaid Taxes		23,886
Total Current Assets		231,626
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $61,490		63
Other Assets		
NASD Shares/Subscription (Note 1)		3,300
Deposits		2,322
Deferred Income Tax (Note 5)		4,808
Total Other Assets		10,430
Total Assets	$	242,119

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	4,474
Total Current Liabilities	$	4,474
Total Liabilities		4,474

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding (Note 7)		100,000
Retained Earnings		137,645
Total Stockholders' Equity	$	237,645
Total Liabilities and Stockholders' Equity	$	242,119

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2001

Revenues		
Commissions	$	2,743,372
Interest Income		19,996
		2,763,368
Operating Expenses		
Officers' Compensation (Note 7)		650,027
Office Wages		1,331,024
Occupancy and Equipment		130,093
Clearing		155,852
Travel, Entertainment, Meals		121,375
Communications		48,560
Insurance		70,268
Payroll Tax		71,384
Legal & Accounting		21,550
Office Supplies		21,614
Automobile Leases		11,980
Dues and Subscriptions		6,097
Business Promotion		420
Depreciation		1,270
NASD/SIPC Dues		3,328
Other Expenses		5,443
Contributions		5,500
Total Operating Expenses		2,655,785
Income from Operations		107,583
Income before Income Tax		107,583
Provision for Income Tax (Note 5)		53,922
Net Income	$	53,661
Retained Earnings at The Beginning of the Year		83,984
Reatined Earnings at The End of the Year	$	137,645

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Cash Received from Brokers	$ 2,743,372
Interest and Dividends Received	19,996
Cash Paid to Suppliers and Employees	(2,669,343)
Contributions Paid	(5,500)
Income Taxes Paid	(104,461)
Net cash provided (used) by operating activities	(15,936)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	
Cash flows from financing activities:	
Payments made on stock repurchase	(8,639)
Net cash provided (used) by financing activities	(8,639)
Net increase (decrease) in cash and equivalents	(24,575)
Cash and equivalents, beginning of year	232,315
Cash and cash equivalents, end of year	$ 207,740

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

Reconciliation of net income to net cash provided by operating activities:		
Net Income	$	53,661
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		1,270
(Increase) decrease in Prepaid Expenses		(23,287)
(Increase) decrease in Other Assets		(1,515)
Increase (decrease) in Accrued Liabilities		4,474
Increase (decrease) in Income Taxes Payable		(51,339)
Increase (decrease) in deferred taxes payable		800
Total adjustments		(69,597)
Net cash provided by / (used) in operating activities	$	(15,936)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
December 31, 2001

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 83,984	
Add:		
Net Income	53,661	
Retained Earnings at End of Year		137,645
Total Stockholders' Equity		$ 237,645

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESETMENTS, INC.
dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS
December 31, 2001
(See Accountant's Report)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agent, BNY Clearing Services, LLC.

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized.

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

The investment, **NASD Shares/Subscription**, is classified as an Other Asset. The three hundred warrant/shares of the National Association of Security Dealers are recorded at cost. A haircut of fifteen percent has been taken for the computation of minimum net capital.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make **estimates and assumptions** that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2001 was $205,167. This exceeded minimum net capital requirements by $55,167.

NOTE 4 – CASH AND CASH EQUIVALENTS

The cash balance as of December 31, 2001 is $207,740 of which $180,765 is held in a U. S. Treasury Bill. A haircut of one-half of one percent of the balance of this account was taken for the computation of minimum net capital.

NOTE 5 – INCOME TAXES

The total provision for income taxes in the amount of $53,922 is comprised of $38,947 current federal income tax, $800 deferred tax benefit arising from the timing differences associated with depreciation and state franchise tax deduction and $14,175 current California State Franchise Tax.

NOTE 6 – COMMITMENTS

The Company entered into two non-cancelable, thirty-five month operating leases in October of 2001. The leases provide for thirty-five equal payments in the amounts of $1,086.65 and $1,351.02 respectively.

NOTE 6 – COMMITMENTS (Continued)

The Company is obligated under a three year lease renewed at August 1, 2000 for its office space. The lease provides for rental escalations based upon the Consumer Price Index not to exceed 3% each lease anniversary date. The current monthly rental is $2,659. The aggregate of this financial commitment and the commitment discussed in NOTE 7 over the next five years is presented.

2002	60,080
2003	60,080
2004	52,766
2005	30,828
2006	30,828
	234,582

NOTE 7 – SEPARATION AGREEMENT AND SUBORDINATED BORROWINGS

The Company entered into a separation agreement and general release effective February 6, 1998 with Mr. James Smith, a founding shareholder. According to the terms of the agreement, Mr. Smith sold all his shares, seven hundred (700) at a price of $173.00 per share for a total consideration of $121,700. In order to facilitate this agreement Mr. Smith agreed to subordinate his claim to the monies as a condition precedent to the agreement. The total obligation under the agreement of $302,361 is comprised of $71,100 for the balance of the stock repurchase and $231,261 for severance pay. The amount is payable over a thirty-five month term having no prepayment penalty after the one-year anniversary of the effective date. The outstanding balance of the subordinated obligation in the amount of $8,639 was paid January 2001.

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. All employees of the Company who have met the eligibility requirements of the plan are eligible to participate. The Company did not make any matching contributions during the plan year ended December 31, 2001. Compensation for determining allowable contributions includes salaries and commissions.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2001

Subordinated Borrowings At the Beginning of the Year	$	8,639
Less Repayments		(8,639)
Subordinated Borrowings At the End of the Year	$	-0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Capital		
Total Stockholders' Equity	$ 237,645	
Add:		
Total Capital		$ 237,645
Less:		
Non-Allowable Assets	31,079	
		31,079
Net Capital Before Haircuts		206,566
Haircuts on Securities		
Money Market Funds		904
Common Stock		495
		$ 205,167
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 55,167

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
December 31, 2001

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 205,167
Qualified Net Capital Per Audit Report	205,167
Difference	-0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

Credits	$ -0-
Debits	-0-
Total Requirement	-0-
Amount on Deposit in Reserve	-0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

In planning and performing our audit of the financial statements and supplemental schedules of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

R. D. Gourley & Co.
Arcadia, California

February 22, 2002
RDG:DBS:et